Exhibit

Exhibit Description

99.1	Announcement on 2010/06/22: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2010/06/22: To clarify reports on Economic Daily News on June 22, 2010

99.3	Announcement on 2010/06/23: The Company announced the record date for cash dividends

99.4	Announcement on 2010/06/23: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2010/06/25: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2010/06/25: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2010/06/28: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2010/06/28: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2010/06/30: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2010/07/02: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2010/07/07: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2010/07/08: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2010/07/15: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on 2010/07/15: UMC Obtains Advanced Process Tools through Texas Instruments

99.15	Announcement on 2010/07/16: To clarify reports on Economic Daily News on July 16, 2010

99.16	Announcement on 2010/07/19: To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

99.17	Announcement on 2010/07/21: To announce related materials on acquisition of machinery and equipment

99.18	Announcement on 2010/07/21: To announce related materials on acquisition of machinery and equipment

99.19	Announcement on 2010/07/21: To announce related materials on acquisition of machinery and equipment

99.20	Announcement on 2010/07/23: Amendments in the 2010 Annual Report

99.21	Announcement on 2010/07/23: To announce related materials on acquisition of machinery and equipment

99.22	Announcement on 2010/07/08: June Revenue

99.23	Announcement on 2010/07/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/04/08~2010/06/22
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$799,285,400NTD; total transaction price:$799,285,400NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To clarify reports on Economic Daily News on June 22, 2010

1.Name of the reporting media: Economic Daily News,A4

2.Date of the report:2010/06/22

3.Content of the report: Elpida is the potential candidate for UMC’s private placement

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The company would like to clarify that this article is purely media speculation. Currently, there is no specific target for this private placement. Regarding the company’s private placement plan, counterparts, and progress, please refer to the public notice on MOPS.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.3

The Company announced the record date for cash dividends

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2010/06/23

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3.Type and monetary amount of dividend distribution: Cash dividend NTD$6,233,001,658, every share is entitled to recieve NT0.5

4.Ex-rights (ex-dividend) trading date:2010/07/08

5.Last date before book closure:2010/07/11

6.Book closure starting date:2010/07/12

7.Book closure ending date:2010/07/16

8.Ex-rights (ex-dividend) record date:2010/07/16

9.Any other matters that need to be specified: Because July 11th, the last day to transfer share ownership, is not a trading day, so the deadline for share settlement will be moved forward to Friday, July 9th. People who want to transfer share ownership in person shall arrive Horizon Securities, the Company’s security dealing institute, before 4:30 pm on July 9th People who want to transfer share ownership by registered mails shall be based on posting chops dated July 11th.

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event:2010/06/07~2010/06/23

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$677,644,353 NTD; total transaction price:$677,644,353 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED ; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2010/05/26~2010/06/25

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $533,553,426NTD; total transaction price:$533,553,426NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/06/14~2010/06/25
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $514,603,800NTD; total transaction price:$514,603,800NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/06/21~2010/06/28
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch; average unit price: $1,209,230,964NTD; total transaction price:$1,209,230,964NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/05/31~2010/06/28
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $506,753,000NTD; total transaction price:$506,753,000NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2009/11/05~2010/06/30
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $1,667,974,989 NTD; total transaction price:$1,667,974,989 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY TAIWAN; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/03/11~2010/07/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $735,143,475 NTD; total transaction price:$735,143,475 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor ( Singapore ) Pte Ltd; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/06/23~2010/07/07
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $596,471,080 NTD; total transaction price:$596,471,080 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/06/25~2010/07/08
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 560,285,990 NTD; total transaction price:$ 560,285,990 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2010/07/15
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price:$1,285,600,000 NTD; total transaction price:$1,285,600,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Texas Instruments Incorporated; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract signed by both parties Other restrictions: None
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.14

UMC Obtains Advanced Process Tools through Texas Instruments

1.Date of occurrence of the event:2010/07/15
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence: United Microelectronics Corporation today announced it will further increase its production capacity with the purchase of numerous advanced 300mm CMOS manufacturing tools. The tools will be bought from Texas Instruments (TI) upon closure of a larger asset purchase in Japan that was just announced by TI. “Our mutually strong relationship with TI provides us this opportunity to work together to obtain leading-edge 300mm fab equipment at a lower cost and with faster delivery times, compared to placing orders for new equipment,” said Dr. Shih-Wei Sun, CEO of UMC. “These significant advantages will help us better address our customers’ advanced production needs as demand for our foundry services continues to be strong.” “UMC is an important foundry partner to us, and we are pleased that we can support them and work closely with them in adding new capacity for customers,”said Kevin Ritchie, senior vice president and manager of TI’s Technology and Manufacturing Group.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.15

To clarify reports on Economic Daily News on July 16, 2010

1.Name of the reporting media: Economic Daily News, C3
2.Date of the report:2010/07/16
3.Content of the report: UMC plans for large expansion in both Taiwan and Singapore; US$3.6bn might be spent in Singapore Fab.
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:The company would like to clarify that this article is purely media speculation. Regarding the company’s expansion plan in the future, please refer to the public notice on MOPS.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.16

To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

1.Name of the securities:Common shares of MEGA FINANCIAL HOLDING CO., LTD.
2.Trading date:2010/06/24~2010/07/19
3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:18,900,000 shares;average unit price: $18.66 NTD; total amount: $352,584,750 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities):$136,179,750 NTD
5.Relationship with the underlying company of the trade: none.
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 76,676,810 shares;amount: 877,949,475 NTD; percentage of holdings: 0.69%; status of restriction of rights:no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 22.60% ratio of shareholder’s equity: 26.83%; the operational capital as shown in the most recent financial statement: $49,599,324 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?: none
10.Any other matters that need to be specified: none

Exhibit 99.17

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/07/08~2010/07/21
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $ 669,767,440 NTD; total transaction price:$ 669,767,440 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract signed by both parties Other restrictions: None
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.18

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/05/17~2010/07/21
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $529,093,300NTD; total transaction price:$529,093,300NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Novellus Systems International; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract signed by both parties Other restrictions: None
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.19

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/07/09~2010/07/21
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $760,518,600 NTD; total transaction price:$760,518,600 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract signed by both parties Other restrictions: None
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.20

Amendments in the 2010 Annual Report

1.Date of occurrence of the event:2010/07/23
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence: Per Taiwan Stock Exchange Corporation’s request to amend pages 28,29,33,35 of the 2010 Annual Report.
6.Countermeasures: Republish the 2010 Annual Report on MOPS.
7.Any other matters that need to be specified: None

Exhibit 99.21

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/06/25~2010/07/23
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $ 528,063,350NTD; total transaction price:$ 528,063,350NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract signed by both parties Other restrictions: None
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.22

United Microelectronics Corporation
July 8, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
June	Invoice amount	7,622,001	6,299,894	1,322,107	20.99%
2010	Invoice amount	41,325,938	26,432,313	14,893,625	56.35%
June	Net sales	10,335,635	8,235,925	2,099,710	25.49%
2010	Net sales	56,460,309	33,465,873	22,994,436	68.71%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	8,458,080	—
Fair Value	(55,868)	0
Net Profit from Fair Value	(131,233)	(88,410)
Written-off Trading Contracts	40,184,828	15,000,000
Realized profit (loss)	60,503	117,087

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	36,267
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.23

United Microelectronics Corporation
For the month of June, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of May 31, 2010	Number of shares held as of June30, 2010	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	May 31, 2010	June 30, 2010	Changes